Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

April 7, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton and Christopher Bellacicco

Re: RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-282688; 811-23166); Response to Examiner Comments on N-2

Dear Ms. Hamilton and Mr. Bellacicco:

This letter responds to the staff’s comments that you provided via telephone on March 27, 2025, in connection with your review of the Fund’s above-referenced amended registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in a 424B3 definitive filing (the “Definitive Filing”).

For your convenience, we have repeated the comments below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING COMMENTS

1.	The staff notes that the Other expenses line item in the fee table includes loan service fees. Please include disclosure in a footnote regarding the loan service fees that are included in the Other expenses line item in the fee table.

The Fund confirms that the following footnote will be added to the Other expenses line item: “Includes $592,466 of loan service fees in connection with the Fund’s investments in Alternative Credit Instruments for the six months ended December 31, 2024. Loan service fees relate to the Fund’s investment in Square Loans and are not related to any leverage expenses. The loan service fees are the cost associated with the originator’s ongoing collection and remittance of payments related to the Alternative Credit Instruments.”

2.	Please move the following disclosure currently included in footnote 4 of the fee table to footnote 5: “The table assumes the use of leverage from borrowings representing 36.35% of Managed Assets, which reflects approximately the percentage of the Fund’s total average Managed Assets attributable to such leverage averaged over the period ended December 31, 2024, at a weighted average annual expense to the Fund of 4.61%.” Please also remove “from borrowings” from the sentence.

The Registrant confirms that the requested disclosure will be removed from footnote 4 of the fee table and that footnote 5 of the fee table will state the following: “Dividends on Preferred Shares represent the estimated dividend expense adjusted to assume 2,400,000 shares of 4.375% Series A Preferred Stock with a liquidation preference of $60,000,000, 2,400,000 shares of 4.75% Series B Preferred Stock with a liquidation preference of $60,000,000, and 419,206 shares of 6.00%, 3-Year Term, Series C Preferred Stock with a liquidation preference of $4,192,060. Series A Preferred Stock and Series B Preferred Stock were outstanding for the entire 12 months of operations after December 31, 2024, Series C Preferred Stock were outstanding from issuance of December 2, 2024 through December 31, 2024. The table assumes the use of leverage representing 36.35% of Managed Assets, which reflects approximately the percentage of the Fund’s total average Managed Assets attributable to such leverage averaged over the period ended December 31, 2024, at a weighted average annual expense to the Fund of 4.61%.”

3.	In reference to footnote 5 of the fee table, please confirm supplementally that the Registrant considered an entire year of dividend expenses for the Series C Preferred Stock.

The Fund so confirms.

4.	Please confirm if the following sentence included under the Senior Securities table on page 38 is accurate, as the staff notes the senior securities outstanding appear to be for the preferred shares: “The Fund’s senior securities during this time period are comprised of outstanding indebtedness, which constitutes a “senior security” as defined in the 1940 Act.” Please also remove the word “Average” from the column heading “Average Amount Outstanding” in the Senior Securities table.

The Fund will remove the aforementioned disclosure.

DISCLOSURE COMMENTS

1.	The staff notes that to the extent the Registration Statement is declared effective after March 31, 2025, then please update the Market and Net Asset Value Information table to include the March 31, 2025 values in the Definitive Filing.

The Fund so confirms.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams

3